UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces Availability of Its 5G Managed Network Service

Sierra Wireless Managed Network Services Pro offers guaranteed performance and uptime for business-critical applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 20, 2021--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a world-leading IoT solutions provider, today announced the availability of its 5G managed network service in the United States, offering customers the superior speed and ultra-low latency of 5G cellular wireless connectivity for their business-critical applications.

Sierra Wireless’ fully managed network services provide end-to-end broadband solutions for permanent, temporary, and back-up connectivity in retail, food and beverage, healthcare, digital signage, kiosk/POS, and distance e-learning applications. These turnkey solutions offer simple, cost-effective, and reliable internet connectivity with no upfront equipment purchase cost, guaranteed uptime, and seamless management, with accountability from one point of contact.

“With cloud-based management and reporting, and cross-carrier pooling ensuring the best network coverage at all times, Sierra Wireless’ 5G managed network service can be used with our world leading XR Series 5G routers,” said Tom Mueller, Vice President of Product Enterprise Networking, Sierra Wireless. “In addition, it also offers plan flexibility with a rental option lowering initial investment, and can reduce the cost of using, managing, and operating a connectivity network internally. With 5G changing the business landscape, Sierra Wireless is enabling customers to transform their digital operations, and to take advantage of 5G’s ground-breaking new capabilities with the availability of our new managed network services.”

With their unique service-level agreement, Sierra Wireless’ managed network services ensure business-critical functions with guaranteed connectivity uptime and constant monitoring of network performance managed 24/7/365 by Sierra’s team of wireless professionals. The services also include use of Sierra Wireless’ hardware and software, with updates for security and firmware, as well as an always-on out-of-band management link to the AirLink® Management Service (ALMS). This unique capability ensures the ongoing operational success of 5G deployments, simplifies operations, and reduces downtime.

Sierra Wireless’ managed network services are available in three options:

  Basic, the cost-effective backup cellular solution for non-critical systems.
  Premium, including all the features of the Basic service along with professionally installed equipment, proactive monitoring, and an increased service level agreement.
  Pro, which includes all features in the Premium package service, as well as a dual modem option on the XR Router Series, 5G data plans, and even more options to customize your management requirements.

Transforming Connectivity with 5G
As 5G rolls out, the promise of faster speeds, lower latency, and increased spectrum efficiency is becoming real. Recent research by IDC, from their U.S. 5G Connections Forecast, 2020 – 2024, April 2020, and Worldwide 5G Connections Forecast, 2019 – 2023, December 2020, states that “there is no doubt that 5G will transform businesses’ ability to create new use cases that leverage its higher networking speed and capacity.” IDC predicts that 5G mobile and subscriber IoT connections will reach 1.01 billion by 2023.

Availability
Sierra Wireless’ 5G Managed Network Service will be available to customers in the United States in Q4 of 2021.

For more information, visit: www.sierrawireless.com/mns

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:
To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/.

About Sierra Wireless
Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. “AirLink” is a registered trademark of Sierra Wireless America, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward-Looking Statements
This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
+1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
+1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: October 20, 2021